Mail Stop 4561

June 2, 2009

Daniel M. O'Donnell
Chief Executive Officer
Banks.com, Inc.
222 Kearny Street, Suite 550
San Francisco, CA 94108

>   **Re: Banks.com, Inc.**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
>   **Filed April 1, 2009**
>   **File No. 001-33074**

Dear Mr. O'Donnell:

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 34

1.   We note your statement that due to limited resources, you were unable to evaluate the effectiveness of your internal control over financial reporting as of December 31, 2008. Please note that you are required to complete an evaluation in order to

maintain full compliance with Section 404(a) of the Sarbanes-Oxley Act of 2002. Further, pursuant to Question 115.02 of Regulation S-K Compliance and Disclosure Interpretations, failure to complete this evaluation renders the annual report materially deficient, and you would not be considered timely or current in your Exchange Act reporting. Upon completion of your evaluation of the effectiveness of internal control over financial reporting as of December 31, 2008, please amend you Form 10-K and revise management's report accordingly to indicate this evaluation was performed. As part of your response, please explain to us how your management concluded your internal control over financial reporting was not effective at December 31, 2008 given your statement that you were unable to evaluate your internal control over financial reporting at that date.

2.   You indicate that you have established internal control procedures in accordance with the guidelines established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In your amended Form 10-K, please revise your disclosure to state clearly that you conducted an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2008 based on the guidelines established by this framework.

Item 15. Exhibits and Financial Statement Schedules

3.   We note that you have generated a substantial majority of revenue from InfoSpace, Inc. during fiscal 2008. As it appears your business is substantially dependent on this relationship, please tell us why you have not filed the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Daniel M. O'Donnell
Banks.com, Inc.
June 2, 2009
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482, Mark Shannon, Staff Accountant, at (202) 551-3299, or me at (202) 551-3406 if you have questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief